UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-42770

Magnitude International Ltd

(Exact name of registrant as specified in its charter)

27 Woodlands Industrial Park E1

#03-15 (Lobby B) Hiangkie Industrial Building

Singapore 757718

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Receipt of Additional Staff Determination Notice from Nasdaq

On September 16, 2026, Magnitude International Ltd. (the “Company”) received an additional staff determination from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, due to its failure to timely file its annual report on Form 20-F for the fiscal year ended April 30, 2026, it was then not in compliance with Nasdaq Listing Rule 5250(c)(1). This matter constituted an additional basis for potential delisting of the Company’s securities, in addition to the prior determination on August 3, 2026, to delist the Company’s securities pursuant to Nasdaq’s discretionary authority under Nasdaq Listing Rule IM-5101-4 pertaining to the potential for one or more third parties to engage in misconduct impacting the Company’s securities.

The delay in filing the Form 20-F was attributable to the internal administrative procedures of the Company’s independent registered public accounting firm. The Form 20-F was subsequently filed on September 17, 2026.

Subsequent Confirmation of Compliance

Shortly after the filing of the Form 20-F, the Company received a notice from Nasdaq (the “Compliance Confirmation”) on the same date, September 17, 2026, confirming that the Company had regained compliance with the periodic filing requirement under Nasdaq Listing Rule 5250(c)(1), and that the filing deficiency matter described above had been closed.

On September 18, 2026, the Company issued press releases announcing the receipt of the additional staff determination from Nasdaq and the subsequent Compliance Confirmation. Copies of the press releases are attached hereto as Exhibits 99.1 and 99.2 and are incorporated by reference herein. The Company is furnishing this report on Form 6-K to satisfy its obligation under Nasdaq Listing Rule 5810(b) to publicly disclose the additional staff determination within four business days of its receipt.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated September 18, 2026, regarding receipt of the additional staff determination notice
99.2	Press Release dated September 18, 2026, regarding receipt of the Compliance Confirmation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magnitude International Ltd

Date: September 18, 2026	By:	/s/ Lim Say Wei
	Name:	Lim Say Wei
	Title:	Director and Chief Executive Officer